Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
On May 5, 2009, Validus Holdings, Ltd. (“Validus”) held a conference call of analysts and investors regarding its earnings for the quarter ended March 31, 2009. The following is the transcript of the call.

Additional Information about the Proposed Transaction and Where to Find It:
This material relates to a proposed business combination transaction between Validus and IPC which is the subject of an amended preliminary proxy statement that was filed by Validus on May 1, 2009 and a preliminary proxy statement that was filed by Validus on April 16, 2009 and may become the subject of a registration statement and additional proxy statements filed by Validus with the Securities and Exchange Commission (“SEC”). This material is not a substitute for the preliminary proxy statements that Validus has filed or proxy statements or a registration statement that Validus would file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED, OR THAT WILL BE FILED, WITH THE SEC, INCLUDING THE DEFINITIVE PROXIES, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus, at Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and its directors, executive officers and other employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Validus’ directors and executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.

MANAGEMENT DISCUSSION SECTION
Operator: Hello, and welcome to the Validus Holdings Limited First Quarter 2009 Conference Call. All participants will be in a listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. [Operator Instructions] Please note this conference is being recorded.
Now, I would like to turn the conference over to Mr. Jon Levenson. Mr. Levenson you may begin.
Jon Levenson, Senior Vice President
Thank you, good morning and welcome to the Validus Holdings conference call for the quarter ended March 31, 2009.
After the market closed yesterday, we issued an earnings press release and financial supplement, both of which are available on our website, validusre.bm. Today’s call is being webcast and will be available for replay. Those details are also available on our website.

Leading today’s call are Validus’ Chairman and Chief Executive Officer, Ed Noonan, and Validus’ Executive Vice President and Chief Financial Officer, Jeff Consolino. Before we begin, just a few regulatory reminders.
Some comments made during this call may be deemed forward-looking statements as defined within US Federal Securities laws. These statements involve risk, uncertainty and reflect our current view of future events and financial performance. More detail on this topic can be found in our most recent Form 10-K annual report and Form 10-Q quarterly report both filed with the US Securities and Exchange Commission.
Management will also refer to some non-GAAP financial measures when describing the company’s performance. These items are explained on our earnings release and financial supplements. With that, I will turn the call over to Ed Noonan.
Edward Joseph Noonan, Chairman and Chief Executive Officer
Thank you Jon and thank you Camille. Good morning everyone. I appreciate your taking the time to join us today. This is an outstanding quarter for us by every measure. We grew our diluted book value including dividend by 4.5% in the quarter. We generated a 20.3% operating return on average equity. We grew our Validus Re subsidiary by 23.9% and we grew our Talbot syndicate by 12.9%. Important to note, on Talbot’s growth, on a constant currency basis, growth was actually 25.3%. We also generated a 75% combined ratio and we outperformed our entire peer group. In short, the business is shaping up exactly as we described in our fourth quarter conference call. This morning I would like to have Jeff Consolino walk you through our results, then I will come back to provide you with more color on the business and afterwards, we will be happy to take any questions you may have. Jeff.
Joseph E. Consolino, Executive Vice President and Chief Financial Officer
The first quarter of 2009 was our best first quarter ever. We saw meaningful growth in gross premiums written and net premiums earned. We discussed our growth in the Validus Re segment January 1 on our fourth quarter earnings call. We also had strong growth in Talbot segment. In the quarter, there was an absence of significant worldwide catastrophe or other loss in earnings. In the quarter, we reported 100.4 million in net operating income. This is the highest level ever for any first quarter in the time since Validus was formed. We produced annualized operating return on average shareholders’ equity of 20.3%. Again, this is the highest ever first quarter operating ROE for us.
Diluted book value per common share at March 31 was $24.65. This is an increase in the quarter of 3.7%. Growth in diluted book value per share plus accumulated dividend is our preferred measure of growth in financial network for our shareholders. Adjusted for our $0.20 quarterly dividend, diluted book value per share increased 4.5% in the first quarter. First quarter net income was 94.9 million or $1.20 per diluted share. Our net operating income in the first quarter of 2009 was 100.4 million or $1.27 per diluted share. Net operating income in the quarter was 34.8 million higher than the first quarter of 2008, largely due to a 28.5 million increase in underwriting income, a 13.8 million decrease in finance expenses, partially offset by a decline in net investment income of 9.3 million. Gross premiums written grew by 16.9% on a consolidated basis in the quarter to 609.9 million.
Gross premiums written in the Validus Re segment grew by 23.9% to 410 million. Gross premiums written in the Talbot segment grew by 12.9% to 227.9 million. Talbot’s reported growth was impeded by unfavorable year-over-year exchange rate differences and the segment showed underlying growth of 25.3% in constant currency rates. Better than half of our reported growth for the quarter in the Talbot segment is attributable to our new venture riding Latin American and onshore energy business.
Our quarterly combined ratio was 75.0%, a 7.4 percentage point improvement over the first quarter of 2008. Favorable development in the quarter was 8.1 million, which benefited our loss ratio by 2.5 percentage points. In the quarter, we recorded 6.9 million of loss expense for European windstorm Klaus and 6.6 million for the Australian wildfires. These items including our loss ratio contributed 4.2 percentage points to the loss ratio.

Our consolidated investment portfolio was 3.46 billion at March 31, 2009. We continue to emphasize our very conservative strategy, which emphasizes liquidity and preservation of invested assets. Our portfolio is all fixed income and approximately 69% in cash, short-term investments, agency paper and sovereign securities. This is up 4 percentage points from last quarter. The portfolio remains well diversified, liquid and has a short average duration of 1.8 years and an average credit quality of AA plus. At March 31, we had no investment in equities and we have no investments in hedge funds, funds of funds or any other alternative class.
We have been investing our cash in the first quarter after building cash through the latter half of 2008. However, we have been investing prudently and with our 148.5 million of cash flow from operations in the quarter, our cash position has risen to 535.8 million, this is now 15.5% of our portfolio. Net investment income was 26.8 million in the quarter, a sequential decrease over the fourth quarter of last year of 12.7%. The annualized average quarterly yield on our fixed maturities portfolio sell from 4.04% to 3.68% continuing the trend of the last several quarters. The annualized average quarterly yields on our total portfolio including cash fell from 3.75% to 3.18%, thanks to the larger cash balances and low cash yield.
We are planning for the consolidation of a $2.2 billion investment portfolio later this year, which has some equities, alternatives and a greater concentration in corporate bonds. As a result, we are very comfortable keeping a highly liquid tack. Some of our net realized and unrealized gains and losses on the portfolio in the quarter is a modest $1.3 million loss.
In this quarter, we need to look at realized and unrealized together due to the CMBS liquidation we effected in the first quarter and mentioned on our fourth quarter call. This CMBS sale resulted in 19.5 million in realized losses and an equal and offsetting reversal of the unrealized loss associated with the portfolio. This came through as a negative loss or gain in the unrealized line.
We are pleased to achieve a positive investment return again in this quarter and we are at peace with the idea of sacrificing yield for stability and liquidity. We recognize that we will make our returns through underwriting activities and not through investment leverage. Our stockholders equity at March 31, 2009 is 2.02 billion. Our total capitalization is 2.33 billion.
We have the proper balance sheet and capital position to pursue the opportunities presenting themselves to us in 2009, which Ed will now describe in further detail.
Edward Joseph Noonan, Chairman and Chief Executive Officer
Thank you Jeff. So, let me start by discussing our results at our Talbot syndicate. The big picture is that we are seeing rate increases in 16 of the 18 classes we write with the other two classes essentially neutral.
Our new ventures in Energy, Singapore and Latin America are all contributing strongly to our growth. Talbot continues to be conservative in their underwriting reserving with emphasis on diversification both among classes of risk and through global geographic diversification. On a specific level, hull and cargo rates were up 3 to 6% despite the global decline in values. This class is likely to be affected by the global slowdown. But at this point the market is showing strong discipline.
Our war and terrorism account is performing extremely well. We are seeing significant additional premiums as a result of piracy being moved out of hull insurance and into the war risk product. Our terrorism book is growing nicely as a result of a few new facilities as well as our positioning outside of Pool Re in the UK, which makes us one of a limited number of carriers of private UK terror coverage.
We are seeing good rate increases in our energy account. In the offshore segment, we are seeing 10% increases for non-wind risk and a multiple of that for anything with wind exposure. We expect many of the major oil companies to increase their retained risk as a result of market conditions.
In our Validus Re segment, the high points are constricted supply as a result of capital depletion, coupled with increased demand of roughly 10% as buyers are also faced with capital depletion, led to rate in-

creases of 10 to 15% globally at January 1, which continued through the April 1 renewals. Our expectation is that rates will increase further at June and July and will likely be at least 20%. Most of our growth is attributable to rate increase and to a lesser extent shifts in mix of business. We’ve reduced our net risk from offshore energy modestly, although reinsurance rates were up 25 to 30% in the Gulf of Mexico with extraordinarily restricted terms and conditions associated with it.
For the full year, we will run the same level of aggregate US wind risk as we did in 2008, consistent with our capitalization. Our catastrophe portfolio has generated underwriting profits every year including 2008, and we feel the portfolio is even better positioned and priced for this wind season.
Regarding Florida, we believe the elimination of $2 billion in TICL coverage will likely create demand for about $700 million in private reinsurance. The market capacity should be just able to meet this demand although it will create upward rate pressure across all Florida placements.
In summary, we are in a great environment for the Validus group. We are seeing rates increased at an accelerating rate for most of our products. Both of our operating subsidiaries are growing strongly with expanding margins. Our balance sheet is pristine at a time when some of the largest players in our market are reducing their business due to financial weakness.
In short, the Validus business model is extremely well positioned both in the curve market and over the new few years. Our ability to expand margins without increasing risks in our catastrophe portfolio while growing our global non-catastrophe business through our public syndicates delivers exceptional value to our current shareholders and can be applied to the benefit of IPC shareholders as well. We know how to build a broadly diversified profit intensive business. We know how to create superior returns through better operating leverage and we have a track record of moving quickly to recruit the best teams to capitalize our market dislocation. This is what will bring the IPC shareholders and last Thursday we laid out the path for them to make their own choice and both their shares to Validus can complete the acquisition expeditiously.
So, I would like to stop there and take any questions you might have.
QUESTION AND ANSWER SECTION
Operator: Thank you. [Operator Instructions] Our first question will come from Matt Carletti from Fox-Pitt Kelton. Please go ahead.
<Q — Matthew Carletti>: Hey good morning. Quick question, maybe, for you Jeff, first is on numbers. The G&A expenses in the quarter were up a bit for the past several quarters, although not that much from Q1 ‘08, is there a seasonality to that number that we should expect or is it a little more random than that?
<A — Joseph Consolino>: There is seasonality to it Matt. This is associated with the seasonality in our business. One component of our G&A is management incentive compensation, and if you read our proxy, none of executive management in Validus received a bonus-incentive compensation in 2008, because we didn’t meet our return on capital targets. What we do is we accrue that bonus at our target level for the group through six months. And then in the third quarter as the outcome of wind season becomes more clear, then we start evaluating how we spot into our financial scale, thanks to Gustav and Ike. Obviously we knew we would be at a much lower level for the group as a whole including nothing for the executives. We started to reverse that accrual in Q3 and Q4. That is why you’ll see a roughly comparable Q1’ 09 versus Q1 ‘08.
<Q — Matthew Carletti>: Okay. That is very helpful. And then if I might, second question just on the kind of buy line or buy premiums within both Validus and Talbot, could you give a little more color on obviously property marine looks very nice growth, specialty was a bit more treading water. Can you talk a little bit about what is driving that underneath the surface?

<A — Edward Joseph Noonan>: Yes, I think that in the specialty lines, we are seeing as I mentioned growth in the terrorism portfolio.
<Q — Matthew Carletti>: Right.
<A — Edward Joseph Noonan>: But some of the other specialty classes, the war risk, while we are seeing more business move out of the hull policy and into the war risk, war risk is generally down year-on-year. We are also seeing some of the smaller lines, things like contingency and bloodstock are kind of treading water and the accident and health portfolio is down year-on-year. Those make up the majority of our specialty business. Our bankers blanket bond business is also off roughly 8% year-on-year. So, not technical and very directly the function of underwriting strategies that we kind of built into our business plan at the start of the year.
<Q — Matthew Carletti>: Okay, are those also the lines — some of those lines of business, the ones that are — say not seeing rate increases or lower rate increases than your other segments?
<A — Edward Joseph Noonan>: I would say that really the only line that we are not seeing material rate increase is terrorism. We are off about 2.2% year-on-year in the terrorism class. The trend minus is better on that. Terrorism rates have been declining anywhere from 10 to 12%. So, we are trending back up for it or at least the rate of decrease has slowed dramatically. So, it feels like we have gotten to a bottom there. But terrorism is really the only class where we are seeing any negative rate movements at this point.
<Q — Matthew Carletti>: Okay, and last question, offshore energy, Gulf of Mexico, some others in the market have commented that there is a late renewal season and you saw a lot of — some premiums that might have normally renewed in Q1, be in Q2. Are you seeing that in your book?
<A — Edward Joseph Noonan>: No, not very much Matt. We, as part of our planning process, we mapped out the accounts we want to write for the year, and as a result of that, we had identified going back to 2006, the business we wanted to write in the Gulf of Mexico and this is really only in the reinsurance segment. And so, most of business that we wrote, we had either written at January 1 or shortly thereafter. Most of the reinsurance placements did get done in the first quarter.
What is happening in the direct insurance market is a lot of buyers are kind of playing chicken and waiting to buy as long as possible both in the hopes that the market will soften somewhat or at least the rate of increase will slow. And also just to avoid paying for — to cover for much before wind season. That is not a big segment for us. Our Talbot syndicate where we write the offshore insurance portfolio only has $25 million of Gulf of Mexico wind aggregates in total. And so really we use that aggregate to support global accounts where we have to provide some capacity. So, that wouldn’t be a big driver for our results. I think some of the other carriers that write more of a direct insurance portfolio in the Gulf of Mexico would be more subject to those conditions.
<Q — Matthew Carletti>: Great, thanks that’s very helpful and congrats on the nice quarter.
<A — Edward Joseph Noonan>: Thank you Matt.
<A — Joseph Consolino>: Thanks Matt.
Operator: Our next question comes from Ian Gutterman from Adage Capital. Please go ahead.
<Q — Ian Gutterman>: Hi, guys. First one, Jeff what is the silos test for the quarter?
<A — Joseph Consolino>: Hang on one second Ian, let me pull that number out.
<Q — Ian Gutterman>: While you are looking, maybe I will just ask one for Ed. What was the breakdown in the premium growth between pricing and units, can you give a rough sense of that?

<A — Edward Joseph Noonan>: Sure, in the reinsurance segment, across the entire portfolio we are probably looking at out of the roughly 23 or 24% growth, we would say that 12 to 13% of that is rate. An additional significant component of it is shift in mix of business. This is particularly true of the Gulf of Mexico. A number of the programs that we write were carriers who were buying it on a straight excess basis before. This year they switched to buying quarter share of their wind policies. From our standpoint, our attachment is the same and our limit is the same, but again then premium released for the capital charges and so that also carries — the proportional carries a higher premium, but the ultimate loss ratios and economic outcomes are the same.
So, when you back all that out, the exposure growth in the portfolio mostly came from the international segment and reinsurance, where we expanded our European aggregates to January 1 and we also expanded our Japanese aggregates a bit at April 1. The Japanese aggregates are up first because market pricing was up. And second, Mark Haushofer, who we hired to head up our Asian Treaty representative office has run Munich Re of Asia for many years, has been in the Tokyo market for many years, has great relationships there. And we just have access to some business, but isn’t generally placed in the open market that we didn’t have access to before. So that is really kind of a breakdown in growth in the reinsurance segment.
On the Talbot side, rate increase, out of the 12.9%, rate increase would be roughly 5 to 5.5% of that. The balance would be exposure growth and it is coming from our new onshore energy team, which rides through the syndicate. Most of that business is international in nature, because we are very restrictive on the US CAD component of that. But more than two-thirds of the onshore energy is being written internationally and there we are beneficiary of some of the pullback of people’s placement with AIG amongst others. We are seeing good growth out of Singapore, part of that is because of the energy team we have brought on board. One of the key underwriters is out in Singapore. We are not actually growing the energy portfolio very rapidly in Singapore, but just the market contacts have been a good source of additional direct insurance and back opportunities with syndicates.
And then lastly, our Latin American business, which we started in late 2007, we really have an excellent team on the ground covering Latin America, and we are just seeing good growth in the syndicate as a result of having that team on the ground. We recently opened a representative office in Santiago, Chile, because we have got good opportunities there and again the energy team that we brought on board has always had a materials component to their portfolio in Latin America. So the Talbot syndicate I would say that is a little less than half of what you are seeing in growth as rate increased in the balance, it is really coming mostly from the new classes that we have added.
<Q — Ian Gutterman>: Okay that makes sense.
<A — Joseph Consolino>: Ian, coming back to the silos test.
<Q — Ian Gutterman>: Yes.
<A — Joseph Consolino>: The silos test for the quarter was 361,000.
<Q — Ian Gutterman>: Okay.
<A — Joseph Consolino>: That’s obviously a significant drop-off year-over-year, but at this point we have no third party capital in either the 2008 or 2009 year of account. So, it is only the remainder of the 2007 year of account that’s going to incur finance expenses.
<Q — Ian Gutterman>: Okay. Great, I thought it would be small, wasn’t sure how exactly how small. Just a follow-up on that, so then the reinsurance shift from x about a quarter share, I understand that it’s priced to the same returns and so forth and if you are using the same limit, that is not a concentration risk, but should I think then we will see a little bit higher combined ratios in reinsurance, so that the actual premium comes with a higher combined ratio you get to the same underwriting profit?

<A — Edward Joseph Noonan>: You know, it is such a small part of the book. I mean, it represents the material part of this growth in the marine portfolio, because the only place that we have seen this is really in the Gulf of Mexico.
<Q — Ian Gutterman>: Okay.
<A — Edward Joseph Noonan>: It shouldn’t have any material distortion in terms of certainly the economic results. You could see a bit up of a pick-up in acquisition expense, because on pro rata contracts you typically do pay some commission, they are not particularly high commission, and as I said the attachment limits in overall economics are identical to it and so it shouldn’t have much of a distorting impact.
<Q — Ian Gutterman>: Got it, okay, and then just lastly if I can ask, a quick one on IPC, can you just talk about how you can close the deal by June with this three-step process and maybe breakdown how long steps two and three take from whenever it happens, because I guess my confusion is if you don’t know when the vote takes place, how do you know you can do it by June?
<A — Edward Joseph Noonan>: Now that is an excellent point and there has been a lot of talk about the closing of the other IPC transaction in June and we announced last Thursday our plan to achieve a closing on substantially the same timeframe as that other transaction.
<Q — Ian Gutterman>: Right.
<A — Edward Joseph Noonan>: What we are asking for is pretty simple. A vote no against the Max takeover. We think that gets us in a position to get this done properly and that is just a majority now, they would make that happen and all kinds of few things happened for IPC and for us if that no vote comes through. Once the no vote comes through, there would be three things that could happen. First, we do have a fully executed amalgamation agreement in front of the IPC board which they could execute and back, but we also announced last week our intention to commence an exchange offer and that exchange offer would be set to close shortly after the IPC vote on the other transaction and so shareholders of IPC if they wanted our merger consideration, they would vote no on the other transaction exchange into the exchange offer and we could close promptly within a week or two after the vote.
We also have this alternative track of the scheme of arrangement which is another means of the business combination that is present in Bermuda and other Commonwealth countries, that would take slightly longer to achieve, because it would require two shareholder meetings, so the track would be several weeks behind the exchange offer but the advantage of this scheme of arrangement is that, that could be achieved with a 75% vote of the IPC shareholders rather than the 90% condition we are putting on the exchange offer. Either way those two outcomes could be achieved without the cooperation of the IPC Board, although once the no vote was obtained we would certainly hope that the IPC Board would talk to us, because they would be free to talk to us and we could conclude our transaction properly.
<Q — Ian Gutterman>: Okay so, then, so, what are the — are there any potential hurdles as far as — again let us see if there ends up being a no vote that any filings with the SEC or anything like that could delay that tender offer to make that take longer? But are there any possible hurdles in that or has all that stuff already been filed?
<A — Edward Joseph Noonan>: We have not yet filed their exchange offer, but we can commence the exchange offer without the exchange offer document being cleared by the SEC.
<Q — Ian Gutterman>: Okay.
<A — Edward Joseph Noonan>: We will remind you that we filed a proxy with the SEC for the no vote as well as a proxy with the SEC to permit us to issue our shares in the transaction and we would expect these proxies will be cleared by the time this happens. As conditions on the backend of the exchange offer and — we do require notice from the Bermuda Monetary Authority. We obtained that in 18 days on Tal-

bot and we also require consent to both the IPC and the Validus Bank Groups, which we think is a short process as well.
<Q — Ian Gutterman>: Okay, great. I will let other people get in. Thanks.
Operator: [Operator Instructions] Our next question will come from Brian Meredith from UBS. Please go ahead.
<Q — Brian Meredith>: Great, good morning everybody. Couple of questions here for you, Jeff can you give us a sense of what the transaction costs may look like for the second quarter for the IPC bid? Just from an expense standpoint, what impact it may have on the second quarter results?
<A — Joseph Consolino>: Brian, there will clearly be expense thanks to 141R.
<Q — Brian Meredith>: Yes.
<A — Joseph Consolino>: Taxes are no longer capitalized there. They are running through the income statement. I would prefer to let our proxy statement kind of speak for itself, it certainly will be some impact, but we don’t think it will be a large distorting item in the quarter.
<Q — Brian Meredith>: Okay, great. And then the second question is, Ed, does the IPC transaction here impact at all your June or July 1 renewal kind of discussions, and when you are kind of thinking about what business you are going to write in your portfolio?
<A — Edward Joseph Noonan>: No, I think, Brian, the short answer is we have to write our business consistent with our original business plan. We do have some hedging alternatives that present themselves to us that as we get closer to the transaction, we may put into place that would serve the effect of reducing Validus’ US wind exposure so as to mitigate the overall exposure to the combined entity, you know, that is a good option for us.
The other thing I would say is that in this pricing environment and with the combined capitalization of the two companies, this isn’t a bad time to be writing the catastrophe reinsurance. And given that, if you look at IPC and Validus last year, if Ike was a one-in-fifteen year event, we both made money in our catastrophe portfolios. So I think when you look at the combination of pricing, when you look at how attachment points in the market have moved up in the post-Katrina period, this is a pretty good time to be writing cap business despite, by far the best price risk class in the global market. And so, while we have the ability to hedge, we also wouldn’t have any hesitation to go into wind season with the combined portfolio. It is well priced, and I think our portfolio is extremely well structured. I think IPC has historically done a pretty good job on US wind as well.
<Q — Brian Meredith>: Okay. So what you are saying is that any opportunities out there just won’t have any impact on it?
<A — Edward Joseph Noonan>: No, we have a bit of optionality, but from our standpoint Validus can be easily execute its current business plan with or without the IPC transactions.
<Q — Brian Meredith>: Excellent, thank you.
Operator: Our next question will come from Ron Bobman from Capital Returns. Please go ahead.
<Q — Ron Bobman>: Hi, I had actually a question on the transaction prospect as well. My question is how do you waive your due diligence or get comfortable in effect waiving your due diligence? I guess I am really focused on is the assumed book of business that if you succeed, you would be taking on.
<A — Edward Joseph Noonan>: So, Ron, that’s a great question. One of the really attractive things about IPC from our perspective is that it is a very straightforward company. They write virtually in a portfo-

lio solely comprised of catastrophe writing. Given that we are in a syndicated business, we know the vast, vast majority of the accounts they are on. We have already looked at them, we have already priced them, we have already scrubbed the data, we already have the data in our data warehouse. Many of them we are already on. So, to a significant extent we know the customers, we know the programs. We may not know all of the attachment points and specific layering but there are very few deals out there in the world that we don’t already have modeled in our warehouse.
So, it is relatively straightforward exercise to go through our international portfolio and identify the IPC clients with a pretty high degree of certainty. And then for US clients, it is very straightforward, just going to schedule out, you are able to identify all the cedants that purchase reinsurance from IPC. So, we are able to get our hands around their portfolio pretty well. We also like the fact that IPC like Validus restricts their aggregates in any one zone, in their case the 70% of capital and ours the 65%. That also gives us a pretty good sense of exposure. We do have some other insight to the company just from employees we have, that have worked there in the past that have been to help us understand how they think about risk, how they think about managing zonal aggregates etc. So we have, I think a relatively high level of transparency into their operating business.
I will let Jeff address the financial questions for a minute, because I think that is also a key part of the diligence.
<A — Joseph Consolino>: Sure, Ron. The question was I think how we waive our due diligence requirements. Obviously, we did all the work we could that Ed referred to on the business. But in addition, we do have two documents. It wouldn’t really have in a traditional company sale if this were say a private company. The first is that at the time we initiated this offer, IPC had recently filed their Form 10-K and a Form 10-K is required to contain all material information about the business and there are sanctions for not making the appropriate disclosures of both civil and criminal. That is a lot stronger of a inducement for people to provide appropriate disclosure than just what you get from an investment banker’s book. We also launched the offering for IPC after they filed their joint proxy statement on the other transaction and that included financial projection for IPC, and whereas in a lot of processes you might see hockey sticks style projection, these are furnished and filed again with the SEC. And we would expect that they would reflect management’s best judgment at that time. And so we really did have from public sources not only on the business side but also with the filings, we take a lot of current information, and you got to keep in mind also that this is a business that has 258 clients in 2008. So, it is not really a large global legacy company, they are in our markets, they are around the corner from us, easily understood.
<Q — Ron Bobman>: Thanks, just so I understand, so drilling down just one more layer, so if I were to ask you, what level of confidence that you have that IPC’s exposure to South Miami or Dade County or the New Orleans basin is x. Do you really have the insight as to what those are local or sort of in fact local exposures are to then overlay with your obviously known local exposures?
<A — Edward Joseph Noonan>: Yes, so, I mean this is actually particularly in the United States one of the great things about the disclosure requirements. Everybody, every US buyer, who purchases cover from IPC has to record it on their scheduled adds, since IPC only writes cat, it is anything that is coming to them is cat. We then simply cross reference those buyers against the data set we already have. All of those US companies with virtually no exceptions, we already have all of their individual street level data, we have already scrubbed it. We have already run it through — all through the commercial models as well as our own model. We have already put in our data warehouse and so we are able to easily announce simulate, our portfolio combine with the IPC portfolio from a ground up basis on using the combined data. We know our participations obviously. We are then able to go across and look at where — make various assumptions about where IPC might participate if they participate down very low, what would the exposures look like if they participate vertically across the program what do the exposures look like. Doing that, we are able to construct a series of current curves and aggregate curves for the combined portfolio. And I think I wouldn’t say that they are perfect, but they are not, there is not a very big miss factor associated with them per US risk. On top of that, IPC writes some retro, they don’t write a huge retro portfolio that covers US risk. So, again relatively easy to get our hands around. And so particularly for the US ex-

posures, we have got street level data for the combined portfolio the same as we would for the Validus portfolio.
<Q — Ron Bobman>: Okay thanks a ton, very, very helpful.
Operator: We show no further questions at this time. I would like to turn the conference back over to Ed Noonan, for any closing remarks.
Edward Joseph Noonan, Chairman and Chief Executive Officer
Well thank you very much Camille. I appreciate everybody taking the time to be with us today and for your interesting questions. One time and then I want to finish with you, I think in this back and forth over the IPC deal both sides have presented their case very forcefully, and I think that is appropriate. I think the one thing that I would observe is that Max is a company that we know well and Marty Becker is somebody that I know well, Marty Becker is somebody that I respect. There is from our perspective — hasn’t been any personal aspect of this and no way is there any personal aspect, I mean Marty is the guy that, I think has accomplished a lot in his career and from our perspective he has made an excellent deal for his shareholders. We just think that we have got a better deal for the IPC shareholders and so to the extent that there is any kind back and forth that was perceived as personal in nature, that clearly hasn’t been the case more perspective. So, with that, thank you all for taking the time to join us this morning.
Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.